Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces Annual Shareholder Meeting voting results

Toronto, Ontario – May 11, 2023 – Kinross Gold Corporation (TSX: K, NYSE: KGC) has announced the detailed voting results of the election of its Board of Directors, which took place at the Company’s virtual Annual Meeting of Shareholders on May 10, 2023.

The nominees listed in the Management Information Circular dated March 14, 2023, were elected as directors of Kinross at the meeting (see detailed voting results below).

Board of Directors voting results

Nominee	Votes for	% for	Votes withheld	% withheld
Ian Atkinson	703,482,185	96.35%	26,653,386	3.65%
Kerry D. Dyte	718,548,083	98.41%	11,588,376	1.59%
Glenn A. Ives	706,390,427	96.75%	23,746,032	3.25%
Ave G. Lethbridge	686,126,388	93.97%	44,009,182	6.03%
Elizabeth D. McGregor	727,136,522	99.59%	2,999,938	0.41%
Catherine McLeod-Seltzer	630,271,965	86.32%	99,864,494	13.68%
Kelly J. Osborne	721,132,144	98.77%	9,003,427	1.23%
J. Paul Rollinson	727,009,549	99.57%	3,126,732	0.43%
David A. Scott	727,634,078	99.66%	2,502,381	0.34%
Michael A. Lewis	727,047,035	99.58%	3,088,536	0.42%

Voting results on the other items of business at the Annual Meeting of Shareholders are as follows:

Appointment of auditors

Votes for	% for	Votes withheld	% withheld
794,526,027	97.29%	22,153,949	2.71%

“Say on Pay” resolution on executive compensation

Votes for	% for	Votes against	% withheld
664,653,377	91.03%	65,483,076	8.97%

A report on all matters voted on at the meeting has been filed on SEDAR.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corp.

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